UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 Information to be Included in Statements Filed
             Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                            On Track Innovations Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.1 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M8791A 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ]Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 pages

======================                                        =================
CUSIP NO. ____________                 13G                    Page  of    Pages
======================                                        =================

============= ==================================================================
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Supercom Ltd.
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                             (a)
                                                                             (b)
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Israel
============ ===================================================================
                        5       SOLE VOTING POWER
NUMBER OF SHARES
                        ------- ------------------------------------------------
BENEFICIALLY            6       SHARED VOTING POWER

OWNED BY                        2,827,200
                        ------- ------------------------------------------------
EACH                    7       SOLE DISPOSITIVE POWER

REPORTING                       2,827,200
                        ------- ------------------------------------------------
PERSON WITH             8       SHARED DISPOSITIVE POWER

============ ===================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,827,200
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                         [X]

------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             15.28%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

             CO
============ ===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 2 of 7 pages

Item 1(a).        Name of Issuer:

On Track Innovations Ltd. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

Z.H.R. Industrial Zone,
P.O. Box 32,
Rosh-Pina, Israel, 12000

Item 2(a).        Name of Person Filing:

Supercom Ltd. (the "Reporting Person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

Sagid House "Hasharon Industrial Park"
P.O.B. 5039
Qadima 60920 Israel

Item 2(c).        Citizenship:

Israel

Item 2(d).        Title of Class of Securities:

Ordinary Shares, par value NIS 0.1 per share

Item 2(e).        CUSIP Number:

M8791A 109


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:


         (a)      [ ]      Broker or dealer registered under Section 15 of
                           the Exchange Act.

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the
                           Exchange Act.





                                Page 3 of 7 pages

         (c)      [ ]      Insurance company as defined in Section 3(a)(19)
                           of the Exchange Act.

         (d)      [ ]      Investment company registered under Section 8 of
                           the Investment Company Act.

         (e)      [ ]      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E).

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)      [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)      [ ]      A savings association as defined in Section 3(b)
                           of the Federal Deposit Insurance Act.

         (i)      [ ]      A church plan that is excluded from the
                           definition of an investment company under Section
                           3(c)(14) of the Investment Company Act.

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.           Ownership


         (a)      Amount beneficially owned:

         2,827,200

         (b)      Percent of class:

         15.28%

         The percentage amounts are based on a total of 18,508,064 Ordinary Shares outstanding.

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           N/A




                                Page 4 of 7 pages

                  (ii)     shared power to vote or to direct the vote:

                           2,827,200*

                           *The Reporting Person has granted to the Issuer's Chairman, on behalf of the Issuer's Board of Directors, or whomever else the Issuer's Board of Directors may appoint, an irrevocable proxy on the above ordinary shares until the sale or transfer of such shares to an unaffiliated third party by the Reporting Person in an arm's-length transaction.

                  (iii) sole power to dispose or to direct the disposition of:

                           2,827,200

                  (iv) shared power to dispose or to direct the disposition of:

                           N/A

Item 5.           Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person


                           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company


                           N/A


Item 8.           Identification and Classification of Members of the Group


                           N/A





                                Page 5 of 7 pages

Item 9.           Notice of Dissolution of Group


                           N/A


Item 10.          Certification


                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





























                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 29, 2007                 SUPERCOM LTD.




                                                   /s/ Eyal Tuchman
                                        ------------------------------------
                                        Name: Eyal Tuchman
                                        Title:   Chief Executive Officer




























                                Page 7 of 7 pages